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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

February 23, 2022

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Registrant”)

Post-Effective Amendment No. 168

(File Nos. 333-237459 and 811-04676)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 168 to the Registrant’s registration statement on Form N-1A. PEA No. 168 was filed in connection with certain changes being made to Harbor Bond Fund, which has been renamed Harbor Core Plus Fund (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 168.

COMMENT 1:	(Prospectus and SAI)

The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges this statement.

February 23, 2022 Page 2

COMMENT 2:	(Prospectus and SAI)

The Staff notes that the comments apply to similar disclosures throughout, as applicable.

Response:	The Registrant acknowledges this statement and has responded accordingly.

COMMENT 3:	(Prospectus and SAI)

Please confirm that the Registrant’s Rule 485(b) filing will be complete (i.e., all bracketed/blank information will be completed).

Response:	The Registrant confirms that its Rule 485(b) filing will be complete. The Registrant has provided the completed fee table, expense example, and portfolio turnover rate in an Appendix.

COMMENT 4:	(Prospectus and SAI)

With respect to the changes in the Fund’s name, strategy, and subadviser, please explain why the Board believes these changes are consistent with its fiduciary duty and in the best interest of shareholders who did not vote for these changes. Describe the information the board considered and how it used the information in arriving at its position.

Response:	The Registrant notes that a meeting of the Board of Trustees (“Board” or “Trustees”) was held on December 1, 2021, at which the Board considered the proposed changes to the Fund’s name and investment strategy. In considering the approval of these matters, the Trustees evaluated a number of factors relevant to their determination. They did not identify any single factor as all-important or controlling, and individual Trustees did not necessarily attribute the same weight or importance to each factor

The Board considered that, given the lack of a reasonable, viable commercial growth path for the Fund, Harbor Capital determined that a change in subadviser would better enable the Fund to fulfill Harbor Capital’s goal of offering a vibrant, competitively priced, actively managed Fund that could serve shareholders over the long term and gain additional traction in the marketplace. The Board further considered that Harbor Capital believes that the hiring of IR+M offers the Fund and its shareholders the opportunity for attractive risk-adjusted returns over the long term and that IR+M’s record as a strong partner to Harbor Capital would place the Fund in a better position to continue to grow and remain viable for shareholders over the long term.

February 23, 2022 Page 3

The Trustees considered that, in considering potential replacement subadvisers, Harbor Capital conducted extensive research on asset managers across the fixed income universe and also relied on knowledge built from its ongoing monitoring of IR+M, as an existing Harbor Funds subadviser, and other comparable managers. That research led to the identification of IR+M as a firm in which Harbor Capital has a high degree of investment conviction. Harbor Capital believes that IR+M will provide the investment approach needed to help the Fund become both sustainable and vibrant over the long term. At a meeting held on November 14-15, 2021, the Trustees received presentations by (i) Harbor Capital regarding its recommendation, and (ii) IR+M regarding the firm’s experience, investment philosophy and process, operational and trading capabilities, and IR+M’s proposed approach to managing the Fund’s assets, among other things.

The Trustees considered that, in connection with the changes, the contractual rate of the advisory fee payable by the Fund to the Adviser would be reduced from 0.48% to 0.25% annually as a percentage of the Fund’s average daily net assets. In addition, the Adviser contractually agreed to limit the Fund’s operating expenses, excluding interest expense (if any), to 0.30%, 0.38%, and 0.63% for the Retirement Class, Institutional Class, and Administrative Class, respectively, through February 28, 2023.

The Board considered the potential tax and financial impacts of liquidating portfolio holdings and realizing gains and incurring brokerage costs in transitioning the portfolio, and potential options for mitigating the tax consequences to Fund shareholders. The Trustees evaluated the tax ramifications of a subadviser change with respect to the estimated level of net realized and unrealized gains in the portfolio following the portfolio transition based on certain assumptions with respect to the market value of the portfolio securities and expected redemptions in the portfolio. The Board considered the portion of portfolio holdings that will likely be replaced as a result of the proposed engagement of IR+M and noted that the portfolio transition would be handled by IR+M.

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As a result of their deliberations, the Board determined to approve the proposed changes. The Board believes these changes are consistent with its fiduciary duty and in the best interest of shareholders because the changes are designed to lower fees for shareholders while continuing to provide investors with a fixed income strategy in which the Adviser has a high degree of investment conviction.

The Board also noted that shareholders would be provided with approximately two months of notice before the transition of the Fund would take place. The Board noted that this notice period would afford shareholders a substantial opportunity to carefully evaluate the proposed new direction of the Fund before making a decision as to whether to redeem or remain in the Fund prior to the Fund actually converting to its new approach.

COMMENT 5:	(Prospectus and SAI)

Please explain why the Adviser believes these changes are consistent with its fiduciary duty.

Response:	The Adviser believes these changes are consistent with its fiduciary duty for the same reasons discussed above with respect to the Board.

COMMENT 6:	(Prospectus and SAI)

Please explain when and how the Fund intends to provide notice to shareholders.

Response:	The Registrant notes that supplements to the Fund’s summary prospectus, prospectus and statement of additional information were filed via EDGAR on December 6, 2021. The summary prospectus supplement was distributed to shareholders on December 6, 2021, via mail or electronically, depending on how each particular shareholder typically receives fund documents consistent with relevant Commission guidance. In addition, the supplements have been included with any distributions of the applicable documents since the date of filing. In addition to the foregoing, the Registrant distributed an information statement to shareholders on December 15, 2021, electronically, and December 22, 2021, via mail, containing information about the new subadvisory agreement and the factors considered by the Board in approving the agreements.

February 23, 2022 Page 5

COMMENT 7:	(Prospectus and SAI)

Please confirm whether any shareholders have contacted the Registrant regarding the changes. Please describe the nature of communications, including whether anyone has expressed displeasure or disagreement with the planned changes or threatened legal action.

Response:	As of the date of this letter, six shareholders have contacted the Registrant, via telephone calls and electronically, regarding the proposed changes. These communications were general inquiries regarding the planned changes. Only one of the shareholders expressed disagreement with the planned changes. No shareholder threatened legal action.

COMMENT 8:	(Prospectus and SAI)

Please explain what percentage of the Fund’s portfolio will be repositioned as a result of these changes.

Response:	Approximately 60% of the Fund’s portfolio was repositioned in connection with the subadviser change.

COMMENT 9:	(Prospectus)

Please include a parenthetical disclosing the Fund’s former name.

Response:	The Registrant has added the parenthetical.

COMMENT 10:	(Prospectus – Fund Summary – Fee Table)

In the “Fees and Expenses of the Fund” section, please supplementally explain why “Interest Expense” and “Other Operating Expenses” were removed from the Annual Fund Operating Expenses table.

Response:	The subcategories for “Interest Expense” and “Other Operating Expenses” were removed in connection with the changes to the Fund’s strategy. The Fund’s new Subadviser does not expect to incur interest expense in its day-to-day management of the Fund.

COMMENT 11:	(Prospectus – Fund Summary – Fee Table)

Please file the updated fee waiver agreement for the Fund.

February 23, 2022 Page 6

Response:	The Registrant will file the updated agreement.

COMMENT 12:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please confirm that each type of security in which the Fund may invest as a principal investment strategy is summarized in the “Principal Investment Strategy” section.

Response:	The Registrant confirms that each type of security in which the Fund may invest as a principal investment strategy is summarized in the “Principal Investment Strategy” section.

COMMENT 13:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please confirm whether the Fund may invest in non-agency mortgage-backed securities, CDOs or CLOs on a principal basis and include appropriate disclosure in Item 4.

Response:	The Fund will invest in non-agency mortgage-backed securities as a part of its principal investment strategy. The Fund does not intend to invest in CDOs or CLOs as a principal investment strategy.

COMMENT 14:	(Prospectus – Fund Summary – Principal Investment Strategy)

The “Principal Investment Strategy” section suggests the fund may invest in contingent convertible securities (“CoCos”). If the fund will invest in CoCos on a principal basis, please provide a description of these instruments in the strategy section and corresponding risk disclosure.

Response:	The Registrant has revised the disclosure to remove references to contingent securities. The Fund does not intend to invest in CoCos as a principal investment strategy.

February 23, 2022 Page 7

COMMENT 15:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please confirm whether the Subadviser relies on its own fundamental research in performing its duties or whether it may use 3rd party research. Please revise the disclosure as necessary.

Response:	The Subadviser uses its own fundamental research in performing its duties.

COMMENT 16:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please specify the types of derivatives in which the fund may invest in the principal strategy section.

Response:	The Fund is only expected to invest in agency mortgage-backed derivatives on a non-principal basis. The Registrant has revised the disclosure to remove the reference to these derivatives.

COMMENT 17:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please separate the discussion relating to ESG factors into its own paragraph. Please also confirm whether the consideration of ESG factors is principal and consider relocating the disclosure if it is not. Please also explain whether the Fund uses third-party ESG information and whether the Fund’s ESG criteria applies to each investment or is only one factor among others considered. Please also indicate whether the Fund applies exclusionary criteria. In addition, please disclose how the Fund will address ESG-specific proxy voting matters or explain why such disclosure is not required.

Response:	The Registrant has moved the referenced disclosure to its own paragraph, but respectfully declines to relocate the disclosure. The Registrant believes that the current disclosure regarding consideration of ESG factors is appropriately included in response to the Form N-1A requirement to summarize “how the Fund’s adviser decides which securities to buy and sell” in accordance with Item 9(b)(2) of Form N-1A. As indicated in the disclosure, “[a]s part of its investment process with respect to each portfolio investment, the Subadviser considers environmental, social and governance (“ESG”) factors that it believes may have a material impact on an issuer and the value of its securities.” Accordingly, ESG factors are integrated into the Subadviser’s overall investment assessment.

February 23, 2022 Page 8

The Registrant believes the disclosure, including the level of detail, is appropriate as drafted. The Registrant respectfully notes that the Fund does not hold itself out as ESG-focused fund and that ESG factors are among the many factors that the Subadviser considers in evaluating an investment. Accordingly, the Registrant does not believe it is appropriate to overemphasize the ESG-related factors that the Subadviser considers relative to other factors considered as part of its investment process. The Registrant has, however, added the following to “Principal Investment Strategy” section: “The ESG criteria utilized by the Subadviser is only one factor among others considered with respect to each portfolio investment.” The Registrant notes that the Subadviser does not apply exclusionary criteria.

As the Fund does not hold itself out as an ESG-focused product, the Registrant does not believe it is necessary to include disclosure in the prospectus regarding how the Fund will address ESG-specific proxy voting matters. The Registrant notes that disclosure regarding the manner in which the Subadviser votes proxies for the Fund is included in the SAI.

COMMENT 18:	(Prospectus – Fund Summary – Principal Investment Strategy)

The “Principal Investment Strategy” section states “[a]t times, the Fund may invest a large percentage of its assets in investment-grade mortgage-backed and asset-backed securities.” Please clarify what is meant by a “large percentage.”

Response:	The Registrant has removed this disclosure.

COMMENT 19:	(Prospectus – Fund Summary – Principal Investment Strategy)

The “Principal Investment Strategy” section states “[t]he Fund may invest up to 10% of its total assets in preferred stock, convertible securities and other equity-related securities.” Please specify any other equity instruments in which the fund may invest.

Response:	The Registrant has revised the disclosure to remove the reference to other equity-related securities.

February 23, 2022 Page 9

COMMENT 20:	(Prospectus – Fund Summary – Principal Investment Strategy)

The “Principal Investment Strategy” section states “[t]he Fund invests primarily in investment-grade securities, but may invest up to 25% of its total assets in below investment-grade securities.” However, the SAI states that the fund invest up to 20% of its total assets in below investment-grade securities. Please reconcile the disclosure.

Response:	The Registrant has removed this disclosure in the SAI.

COMMENT 21:	(Prospectus – Fund Summary – Principal Risks)

The “Mortgage- and Asset-Backed Securities Risk” in the “Principal Risks” section states “[m]ortgage and other asset-backed derivatives in the Fund’s portfolio may have especially volatile prices because the embedded leverage can magnify the impact of the extension or contraction event on the underlying cash flow.” (emphasis added). Please specify what other asset-backed derivatives are expected to be included in the Fund’s portfolio.

Response:	As noted above, the Fund will only invest in agency mortgage-backed derivatives on a non-principal basis. The Registrant has revised the disclosure accordingly.

COMMENT 22:	(Prospectus – Fund Summary – Portfolio Management)

Please add “and” between the words “jointly” and “primarily.”

Response:	The Registrant has revised the disclosure accordingly.

COMMENT 23:	(Prospectus – The Subadvisers – IR+M Core Plus Composite Performance Information)

The Staff objects to the use of the heading “IR+M Core Plus Composite Performance Information” as the Staff believes it suggests the performance data presented is the performance of the Fund rather than that of the composite. Please revise.

Response:	The Registrant respectfully declines to revise the disclosure. The Registrant notes that IR+M also serves as Subadviser to another fund offered in the same

February 23, 2022 Page 10

Prospectus and eliminating the “Core Plus” language may confuse investors as to which fund the composite performance data relates. The Registrant also notes that the disclosure states, in bold face type, that “[t]he historical performance of the IR+M Composite is not that of Harbor Core Plus Fund and is not indicative of the Fund’s future results.” This fact is further disclosed in a footnote to the performance table. Therefore, the Registrant believes that the disclosure adequately informs investors that the performance of the composite is not that of the Fund.

COMMENT 24:	(Prospectus – The Subadvisers – IR+M Core Plus Composite Performance Information)

The Staff notes the disclosure currently states: “The IR+M Composite is comprised of all fee-paying accounts under discretionary management by IR+M that have investment objectives, policies and strategies substantially similar to those of the Fund.” (emphasis added). Please supplementally explain why only fee-paying accounts are included in the composite. Please also represent to the Staff that exclusion of non-fee-paying accounts would not affect performance of the composite in a way that would be misleading. Additionally, please clarify whether the accounts mentioned are private accounts or other investment companies.

Response:	The Registrant has deleted the term “fee-paying” as non-fee-paying accounts are not excluded from the IR+M Composite. No accounts included in the composite are registered investment companies.

COMMENT 25:	(Prospectus – The Subadvisers – IR+M Core Plus Composite Performance Information)

Please confirm supplementally that the Fund’s adjusted (net) expenses are more than the actual expenses of the accounts that comprise the composite and that the use of the Fund’s net expenses for purposes of showing the performance information is not resulting in returns that are higher than the returns of the composite.

Response:	The Registrant has removed the composite net of Retirement Class expenses in the composite table. The Registrant confirms that the Fund’s Institutional Class and Administrative Class net expenses are more than the actual expenses of the accounts that comprise the composite and that the use of the Fund’s net expenses for purposes of showing the performance information is not resulting in returns that are higher than the net returns of the composite.

February 23, 2022 Page 11

COMMENT 26:	(Prospectus – The Subadvisers – IR+M Core Plus Composite Performance Information)

Please clarify that the expense ratio used to calculate the composite performance reflects all expenses as stated in Fund’s fee table.

Response:	The Registrant notes that the disclosure states that “[t]o calculate the performance of the IR+M Composite net of expenses, the Adviser applied the net Fund operating expenses payable by the Retirement, Institutional and Administrative Classes of shares of the Fund for the fiscal year ended October 31, 2021, as amended and restated, and disclosed in the “Total Annual Fund Operating Expenses After Expense Reimbursement” line item of the Fund’s fee table in the Fund Summary section.” Accordingly, the Registrant does not believe that additional disclosure is necessary.

COMMENT 27:	(Prospectus – The Subadvisers – IR+M Core Plus Composite Performance Information)

Please supplementally confirm that the Fund keeps all records required to calculate the performance of the composite.

Response:	The Registrant notes that the Subadviser keeps the records needed to calculate the performance of the composite. The Registrant has reviewed the records necessary to support the performance calculations used in the composite and the Fund could obtain the necessary support from the Subadviser upon request.

COMMENT 28:	(SAI)

Please supplementally confirm to the Staff that any strategy or risk that is principal to the Fund is disclosed in the prospectus.

Response:	The Registrant confirms that all principal strategies and risks are disclosed in the prospectus.

February 23, 2022 Page 12

COMMENT 29:	(SAI – Fundamental Investment Restrictions)

The “Fundamental Investment Restrictions” section states that the Fund may not “invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry.” Please clarify, in a footnote or otherwise, that this restriction also applies to groups of industries.

Response:	The Fund’s concentration policy states that the Fund may not “invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry.” The Fund similarly does not intend to invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in a particular “group of industries”; however, such language is not used in the fundamental policy to avoid potential confusion as to what constitutes a “group.” Further, the Registrant respectfully notes that the Fund may not change a fundamental policy without the approval of shareholders. Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Fund’s registration statement.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

Cc:	Charles F. McCain Anmarie S. Kolinski Erik D. Ojala, Esq. Diana R. Podgorny, Esq. Meredith Dykstra, Esq. Harbor Funds

Christopher P. Harvey, Esq. Dechert LLP

February 23, 2022 Page 13

Appendix